Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE CHARTER

OF

GREEN BANKSHARES, INC.

                In accordance with the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment (the "Articles of Amendment") to its Charter (the "Charter"):

1.             Name of Corporation.  The name of the Corporation is Green Bankshares, Inc.

2.             Section 6 of the Charter is hereby deleted in its entirety and replaced with the following:

"6. The maximum number of shares which the Corporation shall have the authority to issue is:

          a) One Hundred Thirty (130) shares of Organizational Common Stock with a par value of Ten Dollars ($10.00) per share, which stock shall be callable by the Corporation at any time at the par value thereof by action of a majority of the Board of Directors.

          b) Three hundred million (300,000,000) shares of Common Stock, with a par value of $0.01 per share. Each share of Common Stock shall be entitled to one vote. No holder of any Common Stock of the Corporation, now or hereafter authorized, shall have any right, as such holder, to purchase, subscribe for or otherwise acquire any shares of stock of the Corporation, or any securities or obligations convertible into, or exchangeable for, or any right, warrant or option to purchase, any shares of any class which the Corporation may at any time hereafter issue or sell, whether now or hereafter authorized, but any and all such stock, securities, obligations, rights, warrants or options may be issued and disposed of by the Board of Directors to such persons, firms or corporations, and for such lawful consideration and on such terms as the Board of Directors in its discretion may, from time to time, determine, without first offering the same to the shareholders of the Corporation.

          c) One million (1,000,000) shares of preferred stock, no par value per share. The preferred stock may be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the preferred stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of preferred stock."

3.             Except as amended by these Articles of Amendment, the Charter of the Corporation shall remain in full force and effect.

4.             Adoption.  These Articles of Amendment were duly adopted by the Board of Directors on May 5, 2011, and by the shareholders of the Corporation on September 7, 2011.

5.             Effective Date.  These Articles of Amendment will be effective when filed with the Secretary of State.

Date:  September 7, 2011

                                                                                                 GREEN BANKSHARES, INC.

By:	/s/ Stephen M Rowd
Name:	Stephen M. Rownd
Title:	Chief Executive Office